UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):				☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):				☐

Explanatory Note

International Game Technology PLC (NYSE:IGT) (the "Company") is furnishing this amendment on Form 6-K/A (the “Amendment”) to its Form 6-K furnished to the Securities and Exchange Commission on May 12, 2021 (the “Original 6-K”) solely to furnish a corrected version of Exhibit 99.1 thereto. The Company advises that the results of voting on the resolutions put to its 2021 annual general meeting of shareholders furnished as Exhibit 99.1 to the Original 6-K contained immaterial numerical errors due to the incorrect voting ratio applied in respect of the Company’s special voting shares, resulting in a total of 59,752 votes (representing 0.02% of the overall eligible votes) being underreported. The updated voting results (the number of votes cast for and against, as well as abstentions and broker non-votes) are set forth in Exhibit 99.1 hereto and do not change the outcome of any of the votes.

Except as expressly set forth above, this Amendment does not amend, update, or restate the information furnished on the Original 6-K.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	Results of Annual General Meeting, held May 11, 2021

EXHIBIT INDEX

Exhibit Number	Description

99.1	Results of Annual General Meeting, held May 11, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2021	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Company Secretary

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